

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Aiofe M. Brennen, MB,BCh,BAO,MMSc
Chief Executive Officer
Synlogic, Inc.
301 Binney St., Suite 402
Cambridge, Massachusetts 02142

**Re: Synlogic, Inc.
Registration Statement on Form S-3d
Filed July 23, 2021
File No. 333-258151**

Dear Dr. Brennen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Bagliebter, Esq.